SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

New Frontier Media, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

644398109
(CUSIP Number)

Richard Stride Longkloof Limited No 2, The Forum, Grenville Street, St. Helier, Jersey, JE1 4HH (tel): +44 1534 823 061

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to: Christopher Doyle, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-5400

May 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Explanatory Note

 This filing constitutes Amendment No. 6 to the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2010 by Longkloof Limited and Mile End Limited, as amended by Amendment No. 1 filed on September 27, 2010, Amendment No. 2 filed on February 24, 2011, Amendment No. 3 filed on January 17, 2012, Amendment No. 4 filed on March 14, 2012 and Amendment No. 5 filed on April 27, 2012. This Amendment No. 6 amends the Schedule 13D as specifically set forth below.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by inserting the following paragraphs after the third paragraph of such Item:

On May 23, 2012, Longkloof sent a letter (the “May 23 Letter”) to the Board of Directors of the Company, pursuant to which Longkloof increased its offer to acquire all of the outstanding shares of Common Stock of the Company not beneficially owned by Longkloof to $1.75 per share in cash, subject to the terms and conditions specified in the May 23 Letter. In the May 23 Letter, Longkloof expressly stated that its intentions are to acquire the Company in an all cash transaction representing a substantial premium for all shareholders and reconfirmed its commitment to protecting the value of its investment in the Company. Longkloof also noted that it was prepared to pursue any and all actions available to it in order to ensure that it maximizes stockholder value. Furthermore, on May 23, 2012, Longkloof issued a press release (the “May 23 Press Release”) announcing that it had sent the May 23 Letter to the Board of Directors of the Company. The foregoing descriptions of the May 23 Letter and the May 23 Press Release are qualified in their entirety by reference to the May 23 Letter and the May 23 Press Release, copies of which are filed as Exhibit VII and Exhibit VIII, respectively, and are incorporated herein by reference.

Longkloof reserves the right to take any other actions it deems appropriate to protect its rights as a stockholder of the Company.

Item 7.  Materials to be Filed as Exhibits.

  Item 7 is hereby amended to add the following exhibits:

Exhibit VII	Letter to New Frontier Media, Inc. dated May 23, 2012.

Exhibit VIII	Press Release dated May 23, 2012.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longkloof Limited, a Jersey limited liability company

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Mile End Limited, a British Virgin Islands limited liability company

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Hosken Consolidated Investments Ltd., a South African corporation

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Sabido Investments (Pty) Ltd., a South African limited liability company

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Marcel Golding

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Eric Doctorow

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Mahomed Khalik Ismail Sherrif

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Willem Deon Nel

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact

Barbara Wall

Dated: May 23, 2012	By:	/s/ Mark Rosin
Name: Mark Rosin Title: Attorney-in-Fact